EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
CELLCO PARTNERSHIP

I, Kee Chan Sin, certify that:

(a) A review of Cellco Partnership’s activities and of its performance under the Transfer and Servicing Agreement, dated as of May 25, 2021, as amended (the “Transfer and Servicing Agreement”), among Verizon ABS II LLC, as depositor, Cellco Partnership d/b/a Verizon Wireless, as servicer (in such capacity, the “Servicer”), marketing agent and custodian, and Verizon Master Trust, as issuer, during the period from January 1, 2022 to December 31, 2022 has been made under my supervision.

(b) To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Transfer and Servicing Agreement in all material respects throughout the period from January 1, 2022 to December 31, 2022.

March 30, 2023

By:	/s/ Kee Chan Sin
Kee Chan Sin
Vice President and Assistant Treasurer
Cellco Partnership, as Servicer of Verizon
Master Trust